SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for April 28, 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F     X Form 40-F _____

Enclosures:

Sens announcements : Directors' dealings by directors of a major subsidiary of Sasol Limited during March 2006
1. 16 March 2006
2. 30 March 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company") by directors of a major subsidiary of the
Company:

Name
M V Sisulu
Office held
Director of Sasol
                                                                                                     Synfuels (Pty) Limited
Company                                                                                      Sasol Limited
Date transaction effected 15 March 2006
Option offer date 3 May 2004
Option offer price R104,40
Exercise date 21 May 2004
Exercise price R95,00
Number of shares 6 800
Total value R709 920
Vesting periods
Share options vested on 1 September 2005

upon retirement at the age of 60
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares pursuant to
implementation of options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
P B de Wet
Office held
Director of Sasol
                                                                                                     Synfuels (Pty) Limited
Company                                                                                      Sasol Limited
Date transaction effected 16 March 2006
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 24 February 2000
Exercise price R42,50
Number of shares 1 700
Total value R71 910
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares pursuant to
implementation of options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

16 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company")by directors of a major subsidiary of the
Company:

Name
C F Rademan
Office held
Director of Sasol
                                                                                                     Synfuels (Pty) Limited
Company                                                                                      Sasol Limited
Date transaction effected 30 March 2006
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 12 November 1999
Exercise price R41,90
Selling price per share R235,99
Number of shares 1 900
Total value R448 381
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

30 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary